NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

NEW PACIFIC ANNOUNCES GRADUATION TO TSX

Vancouver, British Columbia – August 10, 2020 – New Pacific Metals Corp. (TSX‐V: NUAG) (OTCQX: NUPMF) ("New Pacific" or the " Company") is pleased to announce that it has received final approval for the listing of its common shares on the Toronto Stock Exchange ("TSX").

New Pacific's common shares will commence trading on the TSX effective as of market open on August 11, 2020 under the current trading symbol of "NUAG". In connection with the TSX listing, Ne w Pacific's common shares will be voluntarily de‐listed from the TSX Venture Exchange effective as of the commencement of trading on the TSX.

About New Pacific

New Pacific is a Canadian exploration and development com pany which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Y ukon, Canada.

For further information, contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633‐1368
Fax: (604) 669‐9387
info@newpacificmetals.com
www.new pacificmetals.com

Neither th e TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) a ccepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward‐looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” o r “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements o f historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID‐19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward‐looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.